December 18, 2024

Connor Teskey
Chief Executive Officer of Brookfield Canada Renewable Manager LP
Brookfield Renewable Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

       Re: Brookfield Renewable Partners L.P.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed December 3, 2024
           File No. 333-282962
Dear Connor Teskey:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 1 to Form F-3
General

1.     We note your response to prior comment 1 and the related revisions.
However, it
       appears that the selling stockholder, Brookfield Corporation, through its GP management interest controls the issuer of the LP Units, Brookfield Renewable
       Partners, L.P. Further it appears that Brookfield Corporation is the signing party on the Rights Agreement providing to the Exchanging Class A Shareholders the rights to exchange their shares for LP Units of Brookfield Renewable Partners L.P. (or cash).
       Please revise your cover page to identify Brookfield Corporation as your controlling interest holder and affiliate and revise your plan of distribution to state that any sales by Brookfield Corporation may be deemed to have been conducted by or on behalf of the issuer.
 December 18, 2024
Page 2

      Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-
3314 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Christopher R. Bornhorst, Esq., of Torys LLP